November 12, 2024

Office of Registration and Reports

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Gladstone Alternative Income Fund Fidelity Bond

Ladies and Gentlemen:

On behalf of Gladstone Alternative Income Fund (the “Company”), I enclose the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):

1.

A copy of the Company’s Investment Company Bond No. 108160727, in the amount of $3,000,000, effective as of November 6, 2024, covering the Company, and its subsidiaries (the “Bond”). The Bond was received by the Company on November 6, 2024.

2.

A copy of the resolutions adopted by written consent of the Board of Trustees dated October 24, 2024, in which a majority of the Trustees who are “not interested” ratified and approved the amendment to the Bond.

The period for which premiums have been paid on behalf of the Company is November 24, 2024 to November 25, 2025. The Company’s premium is $9,149.

Thank you for your assistance. Should you have any questions, please feel free to call me at 703-287-5872.

Sincerely,

GLADSTONE ALTERNATIVE INCOME FUND

/s/ John A. Dellafiora Jr.

John A. Dellafiora Jr.
Chief Compliance Officer

Anupama Muniyappa
PO Box 2950 Hartford, CT 06104-2950 Phone: (312) 458-6687 Fax: 312) 917-4173 Email: AMUNIYAP@travelers.com

November 7, 2024

Justin Salazar

AON RISK SERVS CENTRAL

200 E RANDOLPH ST FL 9

CHICAGO, IL 60601

RE:	Insured Name:	Gladstone Alternative Income Fund

	Binder Type:	Informational

	Product:	INVESTMENT COMPANY BOND
IVBB-15001 (01-16)

	Bond Number:	108160727

	Bond Period:	November 06, 2024 to November 25, 2025

	Binder Expiration Date:	December 6, 2024

Dear Justin Salazar:

On behalf of Travelers Casualty and Surety Company of America we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$3,000,000	$0
Coverage A.2. Restoration Expenses	$3,000,000	$100,000
B. ON PREMISES	$3,000,000	$100,000
C. IN TRANSIT	$3,000,000	$100,000
D. FORGERY OR ALTERATION	$3,000,000	$100,000
E. SECURITIES	$3,000,000	$100,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$3,000,000	$100,000
G. CLAIM EXPENSE	$100,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$5,000
I. COMPUTER SYSTEMS
Coverage I.1. Computer Fraud	$3,000,000	$100,000
Coverage I.2. Fraudulent Instructions	$3,000,000	$100,000
Coverage I.3. Restoration Expense	$3,000,000	$100,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000

If “Not Covered” is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

LTR-19040 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage:	100% of the annualized premium
Additional Months:	12 months

TOTAL ANNUAL PREMIUM - $9,149.00
(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
Transaction	Prepaid	$9,625.00	$0.00	$0.00	$9,625.00	$9,625.00

BOND FORMS APPLICABLE:
IVBB-15001-0116	Investment Company Bond Declarations
IVBB-16001-0116	Investment Company Bond

ENDORSEMENTS APPLICABLE:
IVBB-18032-0116	Virginia Cancelation, Termination, Change or Modification Endorsement
IVBB-19003-0116	Social Engineering Fraud Insuring Agreement - Enhanced
IVBB-19010-0116	Unauthorized Signature Endorsement
IVBB-19014-0116	Non-Accumulation Endorsement
Company Name	Gladstone Management Corporation, Gladstone Capital Corporation and Gladstone Investment Corporation
IVBB-19038-0422	Global Coverage Compliance Endorsement
IVBB-19044-0518	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319	Replace General Agreement A. Organic Growth Endorsement
IVBB-19046-0919	Amend Limit Of Insurance Under This Bond And Prior Insurance Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

None

This binder is a conditional binder, valid until December 6, 2024. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by December 6, 2024 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

COMMISSION:    15.00%

NOTES:

NOTICES:

It is the agent’s or broker’s responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

LTR-19040 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Important Notice Regarding Compensation Disclosure

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104-2950.

Sincerely,

Anupama Muniyappa

Travelers Bond & Specialty Insurance

LTR-19040 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

GLADSTONE ALTERNATIVE INCOME FUND

Written Consent of the Board of Trustees

October 24, 2024

Pursuant to Article III, Section III.9 of the Amended and Restated Declaration of Trust of Gladstone Alternative Income Fund, a Delaware statutory trust (the “Fund”), and Section 3806(g)(1) of the Delaware Statutory Trust Act, the undersigned, being all of the Trustees of the Fund, do hereby consent and agree to the following actions, which shall for all purposes be treated as action taken at a meeting of the Board of Trustees (the “Board”) duly called and held, and shall be effective when executed by the requisite number of Trustees and filed with the minutes of the Board:

RESOLVED, that the officers of the Fund be, and each of them acting singly hereby is, authorized to enter into a liability insurance policy maintained by Travelers Casualty and Surety Company of America, in the amount and with the deductible set forth for “Travelers Option #1” in Exhibit A hereto, which will cover the Fund and its Trustees and officers (each of whom shall be deemed a third-party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for or relating to the Fund, subject to such ordinary exceptions as the officer executing the same, deems reasonable or appropriate; and be it

FURTHER RESOLVED, that the Fund’s participation in the above-referenced liability insurance policy is in the best interests of the Fund; and be it

FURTHER RESOLVED, that the Fund shall be named as an insured under a fidelity bond maintained by Travelers Casualty and Surety Company of America, having coverage that complies with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and issued by a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and be it

FURTHER RESOLVED, that the fidelity bond in the amount of $3 million be, and the same hereby is, approved, subject to such negotiations and changes as the officers of the Fund, with the advice of counsel, may deem appropriate, after consideration of all factors deemed relevant by the Board, and including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund, including the amount of the bond, the expected value of the assets of the Fund to which any person covered under the bond may have access, the estimated amount of the premium of such bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund’s portfolio; and be it

FURTHER RESOLVED, that the officers of the Fund be, and each of them acting singly hereby is, authorized to enter into said fidelity bond; and be it

FURTHER RESOLVED, that the Chief Compliance Officer of the Fund be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned have hereunto caused this written consent to be executed as of the date first set forth above.

/s/ David Gladstone
David Gladstone as Trustee

/s/ Paula Novara
Paula Novara as Trustee

/s/ Paul W. Adelgren
Paul W. Adelgren as Trustee

/s/ Michela A. English
Michela A. English as Trustee

/s/ Katharine C. Gorka
Katharine C. Gorka as Trustee

/s/ John H. Outland
John H. Outland as Trustee

/s/ Anthony W. Parker
Anthony W. Parker as Trustee

/s/ Walter H. Wilkinson, Jr.
Walter H. Wilkinson, Jr. as Trustee

2

Exhibit A – Insurance Proposal

3

Gladstone Alternative Income Fund Management Liability & FI Bond Proposal Today’s Date: October 18th, 2024 Effective Date: 12 months from effectiveness of SEC registration

Gladstone Interval Fund D&O / E&O Options 12-Month Policy Layer Insurer Limit Attachment Renewal Premium Prem/MM AM Best S&P Travelers Option #1 $5,000,000 $250,000 $85,693 $17,139 A++ XV AA Total $5,000,000 $85,693 $17,139 Layer Insurer Limit Attachment Renewal Premium Prem/MM AM Best S&P Travelers Option #2 $5,000,000 $500,000 $75,601 $15,120 A++ XV AA Total $5,000,000 $75,601 $15,120 Layer Insurer Limit Attachment Renewal Premium Prem/MM AM Best S&P Allianz $5,000,000 $350,000 $100,000 $20,000 A+ XV AA Total $5,000,000 $100,000 $20,000 Layer Insurer Limit Attachment Renewal Premium Prem/MM AM Best S&P CNA $5,000,000 $350,000 $100,000 $20,000 A XV A+ Total $5,000,000 $100,000 $20,000 Layer Insurer Limit Attachment Renewal Premium Prem/MM AM Best S&P XL $5,000,000 $1,000,000 $150,000 $30,000 A+ XV AA- Total $5,000,000 $150,000 $30,000 Commercial Risk Solutions | Financial Services Group Private and Confidential 2

Gladstone Interval Fund FI Bond 12-Month Policy Layer Insurer Limit Attachment Renewal Premium Prem/MM AM Best S&P Travelers Option #1 $3,000,000 $100,000 $9,149 $3,049 A++ XV AA Total $3,000,000 $9,149 $3,049

Subjectivities Travelers – D&O / E&O • None Travelers – FI Bond • Completed, signed and dated application

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